SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A (Rule 13d-102)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  3)

Guitar Center, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

402040 10 9

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 402040 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LAWRENCE THOMAS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 548,562

	6.	Shared Voting Power 644,238

	7.	Sole Dispositive Power 548,562

	8.	Shared Dispositive Power 644,238

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,192,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Guitar Center, Inc. (the "Issuer")
	(b)	Address of Issuer’s Principal Executive Offices 5795 Lindero Canyon Road, Westlake Village, CA 91362

Item 2.
	(a)	Name of Person Filing Lawrence Thomas (“Mr. Thomas”)
	(b)	Address of Principal Business Office or, if none, Residence c/o Guitar Center, Inc., 5795 Lindero Canyon Road, Westlake Village, CA 91361
	(c)	Citizenship United States
	(d)	Title of Class of Securities This information statement relates to the Common Stock, $.01 par value, of the Issuer (the “Common Stock”).
	(e)	CUSIP Number 402040 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:

Mr. Thomas beneficially owns 1,192,800 shares of Common Stock.  The shares shown in items 6, 8, and 9 of the cover page for Mr. Thomas include the following: (1) 268,567 shares held by a revocable trust for the benefit of Mr. Thomas and his spouse for which Mr. Thomas and his spouse serve as co-trustees; (2) 319,744 shares held in a limited partnership for which Mr. Thomas serves as General Partner; (3) 43,295 shares held by a charitable remainder trust for the benefit of Mr. Thomas and his spouse for which Mr. Thomas and his spouse serve as co-trustees; and (4) 12,632 shares held by a charitable foundation for which Mr. Thomas and his spouse serve as sole directors.  Mr. Thomas disclaims beneficial ownership of the shares held by the charitable foundation.

The shares shown in items 5, 7 and 9 of the cover page for Mr. Thomas include the following; (1) 83,910 shares issuable upon the exercise of a currently exercisable option granted to Mr. Thomas by affiliates of J.P. Morgan Partners, LLC, Wells Fargo Small Business Investment Company, Inc. and Weston Presido Capital II, L.P.; (2) 397,985 shares issuable upon the exercise of a currently exercisable option granted to Mr. Thomas by the Issuer; and (3) 66,667 shares issuable upon the exercise of options granted to Mr. Thomas by the Issuer that are currently exercisable or that become exercisable within 60 days of December 31, 2002.

(b) Percent of class:
5.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See item 5 of cover page.
(ii) Shared power to vote or to direct the vote See item 6 of cover page.
(iii) Sole power to dispose or to direct the disposition of See item 7 of cover page.
(iv) Shared power to dispose or to direct the disposition of See item 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2003
Date
/s/ Lawrence Thomas
Signature
Lawrence Thomas
Name/Title